ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

[redacted]

File No. 82-5139
January 16, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

<u>CYBIRD Holdings Co., Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of CYBIRD Holdings Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated December 14, 2007 entitled "Notice of Results of Tender Offer for CYBIRD Holding Shares by CJ Holdings";

2. Press release dated December 14, 2007 entitled "Notice of Setting of Date of Record for Extraordinary General Shareholders Meeting and General Meeting of Common Share Class Shareholders";

3. Press release dated December 14, 2007 entitled "Notice of Change in Parent Company and Largest Shareholder";

4. Press release dated December 19, 2007 entitled "Notice regarding resignation of Director"; and

5. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

CYBIRD HOLDINGS RECEIVED JASDAQ

News Release

December 19, 2007

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and Group CEO
Contact: Hideaki Nagamori
Executive Vice President
81-3-5785-6110

Notice regarding resignation of Director

Tokyo, Japan, December 19, 2007 --- CYBIRD Holdings Co., Ltd. announced today the resignation of a director effective on December 31, 2007. Details are as follows.

1. Name of outgoing Director

   Yosuke Iwai

2. Reason for Resignation

   Offered by oneself

3. Date of Resignation

   December 31, 2007

(End of document)

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Extraordinary Reports

An Extraordinary Report regarding changes in parent companies and major shareholders, prepared in accordance with paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and subparagraphs 3 and 4 of paragraph 2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc., was filed with the Director of the Kanto Local Finance Bureau on December 17, 2007 through EDINET (Electronic Disclosure for Investors' Network).

Semi-Annual Securities Report

A semi-annual securities report, required to be filed under the Financial Instruments and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET on December 27, 2007 for the six-month period ended September 30, 2007, which sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
  1. Changes in principal indicators of business operations, etc.
  2. Substance of business
  3. Related companies
  4. Employees

II. Business operations
  1. Summary of results of operations, etc.
  2. Operating revenues
  3. Material business issues to be dealt with
  4. Contracts material to operation of business
  5. Research and development activities

III. Conditions of facilities
  1. Conditions of principal facilities
  2. Plans for establishment, disposal, etc. of facilities

IV. State of the company
  1. Information concerning shares, etc.

The semi-annual securities report is available for public inspection through EDINET and at the Jasdaq Securities Exchange, Inc. for a certain period.

CYBIRD HOLDINGS JASDAQ

News Release
December 14, 2007

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and Group CEO
Contact: Hideaki Nagamori
Executive Vice President
81-3-5785-6110

Notice of Results of Tender Offer for CYBIRD Holding Shares by CJ Holdings

Tokyo, Japan, December 14, 2007 --- The tender offer launched on November 1, 2007 by CJ Holdings Co., Ltd., to acquire shares and subscription rights of CYBIRD Holdings ended on December 13, 2007. The Company has received a report from CJ Holdings on the results of the tender offer, which are included in the attached document.

The tender offer was successful, with the total number of shares tendered for the offer being greater than planned.

(End of document)

CYBIRD HOLDINGS JASDAQ

News Release

December 14, 2007

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and Group CEO
Contact: Hideaki Nagamori
Executive Vice President
81-3-5785-6110

Notice of Setting of Date of Record for Extraordinary General Shareholders Meeting and General Meeting of Common Share Class Shareholders

Tokyo, Japan, December 14, 2007 --- In a meeting of the Board of Directors today, CYBIRD Holdings Co., Ltd., determined a date of record for shareholders for participation in the extraordinary general meeting of shareholders and the general meeting of common share class shareholders planned for mid-February 2008. Details are as follows.

1. Date of Record, etc. for Shareholder Meetings

To determine the shareholders eligible to vote in the extraordinary general meeting of shareholders and the general meeting of common share class shareholders (hereinafter referred to as the "shareholder meetings") planned for the same day in mid-February 2008, the Company has set the date of record as December 31, 2007. Actual and beneficiary shareholders of record on that date shall be eligible to vote in the shareholder meetings.

(1) Date of record:	December 31, 2007 (Monday)
(2) Announcement date:	December 15, 2007 (Saturday)
(3) Announcement method:	Electronic announcement (CYBIRD Holdings homepage) http://www.cybird.co.jp/hc/ir/announcement/index.html

2. Schedule and Agenda for Shareholder Meetings

In the shareholder meetings planned for mid-February 2008, the Company will propose a change in the Articles of Incorporation for the purpose of adding articles regarding the purchase of all the Company's shares as provided for in Article 108, Paragraph 1, Item 7 of the Corporation Law of Japan. According to Article 111, Paragraph 2, Item 1, to do so requires not only a resolution by a general meeting of shareholders, but also a resolution by a general meeting of common share class shareholders. For that reason, the Company is setting a date of record through the previously mentioned announcement to determine the shareholders eligible to vote in said general meeting of common share class shareholders.

The Company will announce the date of the shareholders meetings, the venues, and details of the resolutions as soon as they have been decided.

(End of document)

File No.82-5139

CYBIRD HOLDINGS

JASDAQ

News Release

December 14, 2007

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and Group CEO
Contact: Hideaki Nagamori
Executive Vice President
81-3-5785-6110

Notice of Change in Parent Company and Largest Shareholder

Tokyo, Japan, December 14, 2007 --- CYBIRD Holdings Co., Ltd., today announced that there has been a change in its parent company and in its largest shareholder. Details are as follows.

1. Background to Change

As a result of the tender offer made by CJ Holdings Co., Ltd., during the period from November 1 to December 13, 2007, to acquire the shares and subscription rights of the CYBIRD Holdings, the Company has received a report that 259,764 common shares (equivalent to 89.58% of voting rights) and 2,193 subscription rights (exercisable for 5,373 common shares) were tendered during the offer. As a result, effective December 20, 2007 (start of settlement date), CJ Holdings will hold 259,765 voting rights (equivalent to 89.58% of voting rights), making it the parent company of CYBIRD Holdings and the largest shareholder. In addition, the investors in CJ Holdings, including Longreach Capital Partners 1, L.P. (93.19% stake); LONGREACH HOLDINGS IRELAND (6.53% stake); Longreach GP Commitment L.P. (0.28% stake); and LONGREACH HOLDINGS IRELAND's parent company Longreach Capital Partners Ireland 1, L.P (100% ownership of LONGREACH HOLDINGS IRELAND) can also be considered parent companies of CYBIRD Holdings.

Furthermore, based on tendering all his holdings in the tender offer, Fujio Komura is no longer the largest shareholder of the Company.

For details of the results of the tender offer, please see the separate press release "Notice of Results of Tender Offer for CYBIRD Holding Shares by CJ Holdings" also announced on December 14, 2007.

Notes: 1. The proportion of voting rights held was determined using the total of 289,589 voting rights held by all shareholders according to the 9th Term Securities Report submitted on June 29,2007 (hereinafter referred to as the "9th Securities Report") plus the 398 new voting rights added during the period from April 1, 2007 to December 13, 2007 due to the issuance of new shares based on the exercise of stock options, for a total of 289,987 voting rights.

2. Figures that have been rounded up or rounded off in this document have not necessary been adjusted to account for differences when being totaled.

2. Outline of Parent Company and Largest Shareholder

(1) Outline of company to become parent company and largest shareholder

Name	CJ Holdings Co., Ltd.
Address	1-7 Kojimachi, Chiyoda-ku, Tokyo
Representative	Masamichi Yoshizawa, Representative Director
Capital	100,000 yen (as of October 31, 2007)
Main business	Based on its holdings of the shares of different businesses, the main business of CJ Holdings is to support and administer their business activities.
Relationship with Company (before change)	Capital ties: CJ Holding owns one share of CYBIRD Holdings Personnel ties: n/a Business ties: n/a Related party ties: n/a
Fiscal year end	March 31
Listings	Not listed

(2) Outline of companies to become new parent companies

Name	Longreach Capital Partners 1, L.P
Address	PO Box 309GT, Ugland House, 115 South Church Street, George Town, Grand Cayman, Cayman Islands
Representative	Mark Chiba, Sole Director
Total committed capital	US$397,765,455 and 33,153,750,000 yen (yen equivalent of total committed capital at US$ = 110 yen is 76,907,950,050 yen)
Main business	Investment business
Relationship with Company (before change)	Capital ties: Indirect ownership of 0.9319 shares of CYBIRD Holdings Personnel ties: n/a Business ties: n/a Related party ties: n/a
Fiscal year end	December 31
Listings	Not listed

Name	LONGREACH HOLDINGS IRELAND
Address	33 Sir Rogerson's Quay, Dublin 2, Ireland
Representative	Mark Chiba, Director Ian Duffy, Director David Lawless, Director
Capital	10,000 yen
Main business	Investment business
Relationship with Company (before change)	Capital ties: Indirect ownership of 0.0653 shares of CYBIRD Holdings Personnel ties: n/a Business ties: n/a Related party ties: n/a
Fiscal year end	December 31
Listings	Not listed

Name	Longreach GP Commitment L.P
Address	PO Box 309GT, Ugland House, 115 South Church Street, George Town, Grand Cayman, Cayman Islands
Representative	Mark Chiba, Sole Director
Total committed capital	240,000,000 yen
Main business	Investment business
Relationship with Company (before change)	Capital ties: Indirect ownership of 0.0028 shares of CYBIRD Holdings Personnel ties: n/a Business ties: n/a Related party ties: n/a
Fiscal year end	December 31
Listings	Not listed

Name	Longreach Capital Partners Ireland 1, L.P
Address	3rd Floor IFSC House, IFSC, Dublin 1, Ireland
Representative	Mark Chiba, Sole Director
Total committed capital	US$43,336,818 and 825,000, 000 yen (yen equivalent of total committed capital at US$ = 110 yen is 5,592,049,980 yen)
Main business	Investment business
Relationship with Company (before change)	Capital ties: Indirect ownership of 0.0653 shares of CYBIRD Holdings Personnel ties: n/a Business ties: n/a Related party ties: n/a
Fiscal year end	December 31
Listings	Not listed

(3) Person who will no longer be the largest shareholder

Name	Fujio Komura
Address	Minato-ku, Tokyo

3. Share and Voting Right Ownership and Percentage of Total Voting Rights of the relevant Parent Company and the Largest Shareholder Before and After the Changes

(1) Company newly becoming parent company and largest shareholder

CJ Holdings Co., Ltd.

	Share ownership	Voting right ownership	Percentage of total voting rights	Rank
Before	1 share	1 right	0.00%	——
After	259,765 shares	259,765 rights	89.58%	1

(2) Companies newly becoming parent companies

A. Longreach Capital Partners 1, L.P

	Share ownership	Voting right ownership	Percentage of total voting rights	Rank
Before	—— (0.9319 shares)	—— (0 rights)	—— (0%)	——
After	—— (242,075 shares)	—— (242,075 rights)	—— (83.48%)	——

B. LONGREACH HOLDINGS IRELAND

	Share ownership	Voting right ownership	Percentage of total voting rights	Rank
Before	—— (0.0653 shares)	—— (0 rights)	—— (0%)	——
After	—— (16,962 shares)	—— (16,962 rights)	—— (5.85%)	——

C. Longreach GP Commitment L.P.

	Share ownership	Voting right ownership	Percentage of total voting rights	Rank
Before	—— (0.0028 shares)	—— (0 rights)	—— (0%)	——
After	—— (727 shares)	—— (727 rights)	—— (0.25%)	——

D. Longreach Capital Partners Ireland 1, L.P.

	Share ownership	Voting right ownership	Percentage of total voting rights	Rank
Before	—— (0.0653 shares)	—— (0 rights)	—— (0%)	——
After	—— (16,962 shares)	—— (16,962 shares)	—— (5.85%)	——

(3) Person who is no longer the largest shareholder

	Share ownership	Voting right ownership	Percentage of total voting rights	Rank
Before	32,303 shares	32,303 rights	11.15%	1
After	——	——	——	——

Notes: 1. The Percentage of total voting rights before the change shown in sections (1) to (3) has been calculated based on the total number of voting rights at March 31, 2007 (289,589 rights) as recorded in the 9th Securities Report.

2. The Percentage of total voting rights after the change shown in sections (1) to (3) has been calculated using the total number of voting rights (289,589 rights) as recorded in the 9th Securities Report plus the 398 new voting rights added during the period from April 1, 2007 to December 13, 2007 due to the issuance of new shares based on the exercise of stock options, for a total of 289,987 voting rights.

3. The Percentage of total voting rights shown in sections (1) to (3) has been rounded up to the second decimal place.

4. The figures in parentheses in section (2) are indirect holdings.

4. Scheduled Date of Change (Commencement Date of Settlement)

December 20, 2007
(The exchange of shares is scheduled to occur on December 20, 2007, the start of the settlement period.)

5. Perspective

As noted in the tender offer documents submitted by CJ Holding on November 1, 2007, CJ Holding intends to make CYBIRD Holdings a wholly owned subsidiary. Since CJ Holdings could not achieve its goal of acquiring all the shares (excluding treasury stock) of CYBIRD Holding in the tender offer, CJ Holdings plans to convert CYBIRD Holding into a wholly owned subsidiary using the following method.

CJ Holdings has requested the setting of a date of record after the settlement date for the tender offer for participation in a general meeting of shareholders and a general meeting of the common share class shareholders at which the following two resolutions will be placed on the agenda of the general meeting of shareholders: 1) a clause be included in the articles of incorporation enabling the Company to acquire all of its common shares 2) in exchange for acquiring all the common shares of the Company, the Company will issue another class of shares to shareholders. In addition, CJ Holdings requested that resolution 1) be on the agenda of the general meeting of the common share class shareholders. To meet these requests, the Company is planning to publicly announce on December 15, 2007, that that it is setting December 31, 2007 (Monday) as the date of record for participation in the said general meeting of shareholders and a general meeting of common share class shareholders. (For details, please refer to the separate press release "Notice of Setting of Date of Record for Extraordinary General Shareholders Meeting and General Meeting of Common Share Class Shareholders" also announced on this day, December 14, 2007). CJ Holdings plans to vote for the previously mentioned two resolutions in the general meeting of shareholders and the general meeting of common share class shareholders. If the above-mentioned steps are taken, by right of the clause enabling the Company to acquire all of its common shares, the Company will be able to buy up all of its common shares. Shareholders will sell their common shares in exchange for the issue of another class of shares. In the case of holders of fractional shares less than one share eligible for exchange, in accordance with laws and ordinances, the amount received shall be cash determined based on shareholders selling the total number of fractional shares for cash. The Company plans to set the selling price of the total number of fractional shares based on the tender offer bid price for common shares (hereinafter referred to as the "tender offer bid price"), but since the timing of the calculation will differ, the selling price of the fractional shares may differ from the tender offer bid price. The number of shares to be exchanged in payment for the common shares that fall under the clause enabling the acquisition of all shares has not been determined. However, in order for the Company to become the wholly owned subsidiary of CJ Holdings, the Company plans to set the number of the new class of shares to be issued to shareholders other than CJ Holdings who did not tender their common shares in the tender offer to be a fractional amount less than one (1) share per shareholder.

During the procedures regarding the two resolutions given above, the Company will take the following steps to protect the interest of minority shareholders in accordance with the Corporation Law of Japan: (i) when the articles of incorporation are revised to add the clause enabling the acquisition of all common shares as stated in resolution 1) above, in accordance with the provisions of articles 116 and 117 of the Corporation Law and other related laws and ordinances, shareholders may demand that the Company purchase their common shares and (ii) if the general meeting of shareholders passes the resolution in 2) above regarding the acquisition of all the common shares, in accordance with the provisions of Article 172 of the Corporation Law and other related laws and ordinances, the shareholders may petition a decision regarding the setting of a cash price for the acquisition of the shares. In both these cases, since the purchase price and the acquisition price per share will be subject to a court's decision, they may differ from the tender offer bid price. Shareholders should be aware that each shareholder will be responsible for undertaking the necessary procedures and make their own decision.

Different methods from the two resolutions mentioned above that have an equivalent result may be used depending on the interpretation of the related laws by the government authorities and on the size of the holdings of CJ Holdings and of shareholders other than CJ Holdings following the tender offer. However, even in such a case, in the end, the Company plans to cash out shareholders with the exception of CJ Holdings. The Company plans to use the tender offer bid price as the standard in calculating the cash amount exchanged for the common shares in that situation. But again, because the timing of the calculation will differ, the cash amount may differ from the tender offer bid price.

As indicated above, CJ Holdings plans to convert CYBIRD Holdings into a wholly owned subsidiary, which will result in the delisting of CYBIRD Holdings. Following delisting of the stock, no one will be able to trade CYBIRD Holdings shares on the JASDAQ exchange.

6. Possible Change in Disclosure Practices Due to Unlisted Parent Company

As a result of the tender offer, the Company will have five parent companies. However, the company anticipated to have a direct and large influence on the Company, CJ Holdings, will be an unlisted parent company for the purposes of disclosure.

(End of document)

END